================================================================================

                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)
                                (Amendment No. 1)

                           The India Growth Fund, Inc
                           --------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
                     --------------------------------------
                         (Title of Class of Securities)

                                    454090101
                                 --------------
                                 (CUSIP Number)


                                 Clayton Gillece
            c/o City of London Investment Management Company Limited
                     10 Eastcheap, London EC3M ILX, England
                                +44 207 711 0771
                  ---------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  July 26, 2002
             -------------------------------------------------------
             (Date of Event Which Requires Filing of This Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box [X].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

================================================================================

                         (Continued on following pages)

                               (Page 1 of 6 Pages)

===================                                                 ============
CUSIP NO. 454090101                    13D                          PAGE 2 of 6
===================                                                 ============
=====  =========================================================================
  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       City of London Investment Group PLC, a company incorporated under the laws of England and Wales.
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A) [_]
                                                                    (B) [_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       OO
-----  -------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(D) OR 2(E)                                                [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       England and Wales
--------------------------------------------------------------------------------
  NUMBER OF    7    SOLE VOTING POWER

   SHARES           692,578
             -----  ------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER

  OWNED BY          0
             -----  ------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         692,578
             -----  ------------------------------------------------------------
   PERSON      10   SHARED DISPOSITIVE POWER

    WITH            0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       692,578
-----  -------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [_]

-----  -------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       12.2%
-----  -------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       HC
=====  =========================================================================

===================                                                 ============
CUSIP NO. 454090101                    13D                          PAGE 3 of 6
===================                                                 ============
=====  =========================================================================
  1    NAME OF REPORTING PERSONS
       S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

       City of London Investment Management Company Limited, a company incorporated under the laws of England and Wales.
-----  -------------------------------------------------------------------------
  2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (A) [_]
                                                                    (B) [_]

-----  -------------------------------------------------------------------------
  3    SEC USE ONLY


-----  -------------------------------------------------------------------------
  4    SOURCE OF FUNDS*

       WC
-----  -------------------------------------------------------------------------
  5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
       ITEM 2(D) OR 2(E)                                                [_]

-----  -------------------------------------------------------------------------
  6    CITIZENSHIP OR PLACE OF ORGANIZATION

       England and Wales
--------------------------------------------------------------------------------
  NUMBER OF    7    SOLE VOTING POWER

   SHARES           676,778
             -----  ------------------------------------------------------------
BENEFICIALLY   8    SHARED VOTING POWER

  OWNED BY          0
             -----  ------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING         676,778
             -----  ------------------------------------------------------------
   PERSON      10   SHARED DISPOSITIVE POWER

    WITH            0
--------------------------------------------------------------------------------
  11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

       676,778
-----  -------------------------------------------------------------------------
  12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                        [_]

-----  -------------------------------------------------------------------------
  13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

       11.9%
-----  -------------------------------------------------------------------------
  14   TYPE OF REPORTING PERSON*

       IA
=====  =========================================================================

===================                                                 ============
CUSIP NO. 454090101                    13D                          PAGE 4 of 6
===================                                                 ============





          This Amendment No. 1 to Schedule 13D (this "Amendment No. 1") should be read in conjunction with the Schedule 13D filed with the Securities and Exchange Commission (the "SEC") on February 26, 2002 (the "Original Schedule 13D") by City of London Investment Group PLC and City of London Investment Management Company Limited relating to the shares of common stock, par value $.01 per share (the "Shares"), of The India Growth Fund, Inc., a Maryland corporation (the "Fund"). This Amendment No. 1 amends and restates Item 5 of the Original Schedule 13D in its entirety. All other information in the Original Schedule 13D remains in effect. All capitalized terms used herein and not otherwise defined shall have the meanings ascribed thereto in the Original Schedule 13D.


ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.
          -------------------------------------

          (a) and (b). As of July 31, 2002, EWF, GEM, IEM, MPEM, GFM, Tradex and Global owned directly 139,060, 176,666, 194,477, 0, 159,375, 7,200 and
          15,800 Shares, respectively, representing approximately 2.5%, 3.1%, 3.4%, 0%, 2.8%, 0.1% and 0.3%, respectively, of the 5,670,267 Shares outstanding as of December 31, 2001, as reported in the Fund's Form N-30D filed with the SEC on March 5, 2002 (the "N-30D").

          As of July 31, 2002, CLIG, through its control of CLIM, had sole voting and dispositive power with respect to all 692,578 Shares owned directly by the City of London Funds, representing approximately 12.2% of the 5,670,267 Shares outstanding as of December 31, 2001, as reported in the N-30D.

          As of July 31, 2002, CLIM, in its capacity as investment adviser to the City of London Funds, had sole voting and dispositive power with respect to 676,778 Shares owned directly by the City of London Funds, representing approximately 11.9% of the 5,670,267 Shares outstanding as of December 31, 2001, as reported in the N-30D.

          (c). Information with respect to all transactions in the Shares beneficially owned by the Reporting Persons that were effected during the past 60 days is set forth in Annex A to this Amendment No. 1.

          (d). None

          (e). Not Applicable

===================                                                 ============
CUSIP NO. 454090101                    13D                          PAGE 5 of 6
===================                                                 ============





                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:  August 9, 2002


                                               CITY OF LONDON INVESTMENT
                                               GROUP PLC

                                               /s/ Douglas F. Allison
                                               --------------------------------
                                               Name: Douglas F. Allison
                                               Title: Finance Director




                                               CITY OF LONDON INVESTMENT
                                               MANAGEMENT COMPANY LIMITED

                                               /s/ Clayton Gillece
                                               --------------------------------
                                               Name: Clayton Gillece
                                               Title: Director

===================                                                 ============
CUSIP NO. 454090101                    13D                          PAGE 6 of 6
===================                                                 ============




                                     ANNEX A
                                     -------


                    INFORMATION WITH RESPECT TO TRANSACTIONS
                           IN THE FUND'S COMMON STOCK
                           DURING THE PAST SIXTY DAYS





                Number of Shares of       City of London          Price Per
    Date         Common Stock Sold        Fund which Sold        Share (US$)
   -------      -------------------       ---------------        -----------
   7/26/02           176,561                   MPEM                  7.70